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                          November 28, 2023

       R. Bradley Gray
       President and Chief Executive Officer
       NanoString Technologies, Inc.
       530 Fairview Avenue North
       Seattle, Washington 98109

                                                        Re: NanoString
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 21,
2023
                                                            File No. 333-275689

       Dear R. Bradley Gray:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Bryan King, Esq.